UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

NEUROMETRIX, INC.

(Exact name of registrant as specified in charter)

Delaware	001-33351	04-3308180
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1000 Winter Street, Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 890-9989
(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1	Conflict Minerals Disclosure

Items 1.01 and 1.02	Conflict Minerals Disclosure and Report, Exhibit

A copy of the NeuroMetrix, Inc. Conflict Minerals Report for the year ended December 31, 2015 is provided as Exhibit 1.01 to this Form SD and is publicly available at http://investor.neurometrix.com/corporate-governance.cfm.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEUROMETRIX, INC.

/s/ THOMAS T. HIGGINS	May 25, 2016
By: Thomas T. Higgins
Senior Vice President, Chief Financial Officer and Treasurer